Exhibit 99.(a)(1)(G)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of common stock of USANA Health Sciences, Inc. [NASDAQ: USNA]. The Offer (as defined below) is made solely by the Offer to Purchase dated June 2, 2008, and the related Letter of Transmittal and any amendments or supplements thereto and is being made to all holders of Shares (as defined below). The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction or any administrative or judicial action pursuant thereto. Purchaser (as defined below) may, in its discretion, take such action as it deems necessary to make the Offer to holders of Shares in such jurisdiction. In those jurisdictions where applicable laws require that the Offer be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

Notice of Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

USANA HEALTH SCIENCES, INC.

at

$26.00 PER SHARE

by

UNITY ACQUISITION CORP.

a wholly-owned subsidiary of

GULL-UNITY HOLDING CORP.

Unity Acquisition Corp. (“Purchaser”) is offering to purchase, at a price of $26.00 per share in cash (the “Offer Price”), all outstanding shares of common stock, $0.001 par value per share (the “Shares”), of USANA Health Sciences, Inc., a Utah corporation (“USANA”), not currently owned by the participants in the Offer, on the terms and subject to the conditions specified in the Offer to Purchase, dated June 2, 2008 (the “Offer to Purchase”) and the related Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the “Offer” described herein). Purchaser is a wholly-owned subsidiary of Gull-Unity Holding Corp., which was organized by Gull Holdings, Ltd., the majority shareholder of USANA (“Gull Holdings”), and certain other shareholders participating in the Offer (collectively, the “Offer Participants”). The Offer Participants include Gull Holdings, Myron W. Wentz, David A. Wentz, Jacquelyn R. Wentz, Bryan Wentz, Annette Wentz, Paul J. Meyer, Alice Jane Meyer, Paul & Jane Meyer Family Foundation, Centre Island Properties, Ltd., Waco Boys Club Foundation, Inc., L-K Marketing Group, LLC and Beagle Irrevocable Asset Trust. As of May 30, 2008, the Offer Participants owned or controlled approximately 68% of USANA’s outstanding common stock.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON FRIDAY, JUNE 27, 2008, UNLESS THE OFFER IS EXTENDED. SHARES TENDERED PURSUANT TO THIS OFFER MAY BE WITHDRAWN AT ANY TIME ON OR PRIOR TO THE EXPIRATION DATE OF THE OFFER.

The Offer is conditioned on, among other things: (1) there being validly tendered and not withdrawn at least a majority of the outstanding Shares that are not beneficially owned by the Offer Participants; (2) there being validly tendered and not withdrawn a sufficient number of Shares in the Offer such that, after the Shares are purchased pursuant to the Offer, Purchaser would own at least 90% of the outstanding Shares (determined on a fully diluted basis after giving effect to the conversion or exercise of all derivative securities with an exercise price less than the Offer Price); and (3) the availability of the financing arranged by Purchaser to purchase the Shares on the terms and conditions set forth in the debt financing commitment or on terms and conditions that are no less favorable, in the aggregate, to Purchaser, as determined in its reasonable judgment.

If the conditions to the Offer are satisfied or waived and Purchaser accepts for payment and pays for Shares pursuant to the Offer, Purchaser will merge with and into USANA (the “Merger”), with USANA as the surviving corporation. In the Merger, each outstanding share of USANA common stock, other than Shares held by the Offer Participants or by shareholders of USANA who perfect dissenters’ rights under Utah corporate law, will be converted into the right to receive an amount in cash equal to the Offer Price.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment Shares validly tendered and not withdrawn, if and when Purchaser gives oral or written notice to American Stock Transfer & Trust Co., who will be acting as the depositary for the Offer (the “Depositary”), of Purchaser’s acceptance for payment of such Shares pursuant to the Offer. Payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price with the Depositary, which will act as agent for the tendering shareholders for the purpose of receiving payments from Purchaser and transmitting such payments to the tendering shareholders. Payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of a properly completed and duly executed Letter of Transmittal (or facsimile thereof), with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as defined in the Offer to Purchase) in lieu of the Letter of Transmittal and any other required documents, and either (i) certificates evidencing such Shares or confirmation of a book-entry transfer of such Shares (a “Book-Entry Confirmation”) into the Depositary’s account at The Depository Trust Company (the “Book-Entry Transfer Facility”) pursuant to the procedures set forth in the Offer to Purchase, or (ii) the tendering shareholder must comply with the guaranteed delivery procedures set forth in the Offer to Purchase on or prior to the Expiration Date. Under no circumstance will interest be paid on the Offer Price, regardless of any extension of or amendment to the Offer or any delay in making payment.

Tenders of Shares made pursuant to the Offer are irrevocable except that Shares tendered in the Offer may be withdrawn at any time prior to the Expiration Date and, until such Shares are accepted for payment and paid for by Purchaser pursuant to the Offer, may also be withdrawn at any time after August 1, 2008. For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at its address or facsimile number set forth on the back cover page of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the names in which the certificate(s) evidencing the Shares to be withdrawn are registered, if different from that of the person who tendered such Shares. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of any Eligible Institution. If certificates for Shares to be withdrawn have been delivered or otherwise identified to the Depositary, the name of the registered holder and the serial numbers of the particular certificates evidencing the Shares to be withdrawn must also be furnished to the Depositary prior to the physical release of such certificates. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares.

The term “Expiration Date” means 12:00 midnight, New York City Time, on June 27, 2008, unless and until Purchaser shall have extended the period for which the Offer is open, in which event the term “Expiration Date” shall mean the latest time and date on which the Offer, as so extended by Purchaser, shall expire. Subject to the applicable rules and regulations of the Securities and Exchange Commission, Purchaser expressly reserves the right, in its sole discretion, to extend the period of time during which the Offer is open by giving oral or written notice of such extension to the Depositary. Any extension of the Offer will be followed as promptly as practicable by public announcement thereof, such announcement to be issued no later than 9:00 a.m., New York City Time, on the next business day after the previously scheduled Expiration Date. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer, subject to the right of a tendering shareholder to withdraw its Shares.

Following the satisfaction or waiver of all the conditions to the Offer and the acceptance of and payment for all of the tendered Shares during the initial offering period, Purchaser may elect to provide a subsequent offering period of between three and 20 business days to permit additional tenders of Shares (a “Subsequent Offering Period”). During this Subsequent Offering Period, shareholders whose Shares have not previously been tendered and accepted for payment may tender, but not withdraw, their Shares and receive the Offer Price. Because the Minimum Condition has been established as a condition to Purchaser’s obligation to accept for payment and pay for Shares in the Offer, Purchaser does not expect to provide a Subsequent Offering Period.

The receipt of cash in exchange for Shares pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. In general, a U.S. shareholder who sells Shares pursuant to the Offer or receives cash in exchange for Shares pursuant to the Merger will recognize gain or loss for U.S. federal income tax purposes equal to the difference, if any, between the amount of cash received and the holder’s adjusted tax basis in the Shares sold pursuant to the Offer or exchanged for cash pursuant to the Merger. A summary of the material U.S. federal income tax consequences of the Offer and the Merger is included in the Offer to Purchase. Holders of Shares are urged to consult their own tax advisors as to the particular tax consequences of the Offer or the Merger to them.

USANA has provided Purchaser with USANA’s shareholder lists and security position listings for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase and the related Letter of Transmittal (and other materials related to the Offer) will be mailed to record holders of Shares and will be furnished to brokers, banks and similar persons whose names, or the names of whose nominees, appear on the shareholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 and by Rule 13e-3(e)(1) of the General Rules and Regulations under the Securities Exchange Act of 1934, is contained in the Offer to Purchase and is incorporated herein by reference.

THE OFFER TO PURCHASE AND RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION AND SHOULD BE READ CAREFULLY AND IN THEIR ENTIRETY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

Questions regarding the Offer, and requests for assistance in connection with the Offer, may be directed to the Information Agent as set forth below. Requests for copies of the Offer to Purchase, the Letter of Transmittal and all other materials related to the Offer may be directed to the Information Agent, as set forth below, or brokers, dealers, banks, trust companies or other nominees, and copies will be furnished promptly at Purchaser’s expense. No fees or commissions will be payable to brokers, dealers or other persons for soliciting tenders of Shares (other than the Information Agent as described in the Offer to Purchase).

The Information Agent for the Offer is:

D.F. King & Co., Inc.

48 Wall Street

New York, New York 10005

Banks and Brokers Call Collect: (212) 269-5550

All Others Call Toll-Free: (800) 207-3158

June 2, 2008